K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

October 13, 2023
FILED VIA EDGAR
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman ETF Trust (File Nos. 333-261613; 811-23761) - Neuberger Berman Option Strategy ETF
Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on September 22, 2023 regarding your review of Post-Effective Amendment No. 7 to the registration statement on Form N-1A for Neuberger Berman ETF Trust (the “Registrant”) on behalf of Neuberger Berman Option Strategy ETF (the “Fund”).  We expect to file Post-Effective Amendment No. 9 on October 13, 2023, which will go effective on October 16, 2023, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the Staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.  Each of your comments is repeated below, followed by the Registrant’s response.  Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement.
Prospectus
Comment 1:  The Fund’s stated investment objective is to seek “total return.”  Please explain how the Fund intends to achieve capital appreciation as part of its goal of total return.
Response:  The Fund has revised its goal to match that of its predecessor fund.
Comment 2:  Please provide a completed fee table prior to the Registration Statement becoming effective.
Response:  The Fund has provided a completed fee table supplementally to the Staff and has filed or will file with a future amendment to the Registration Statement a completed fee table prior to the Registration Statement becoming effective.
Comment 3:  In the footnotes to the fee table, please add disclosure to the second footnote that any repayment of the contractual expense caps disclosed in the footnote to the fee table will not cause the Fund’s operating expenses to exceed either the contractual expense limit at the time the reimbursement or waiver was made or the contractual expense limit that is in effect at the time the repayment takes place.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 13, 2023

Response:  The Registrant confirms that any recoupment by Neuberger Berman Investment Advisers, LLC (the “Manager”) will be based on the lesser of either the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.  The Registrant notes that the Fund’s statement of additional information (“SAI”) includes this disclosure since it states that the Fund has agreed to repay the Manager out of assets attributable to the Fund for any fees waived by the Manager under the expense limitation or any operating expenses the Manager reimburses in excess of the expense limitation, provided that the repayment does not cause the Fund’s operating expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower.
Comment 4:  In the footnotes to the fee table, please add disclosure to the second footnote that states that any such repayments must be made within three years of the particular day and month that the manager incurs the expense.
Response:  No change was made in response to this comment.  The current disclosure permits the Manager to be repaid within three years after the year in which the expense was incurred.  We note that the 2022 AICPA Audit and Accounting Guide states that the test of whether a contingent amount has to be accrued currently is whether it is both estimable and probable.  The Guide cites the three-year recoupment period as merely an example of an appropriate timeframe.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet the requirements for such an accrual (i.e., it is neither estimable nor probable).  While the amount of expense repayment is more likely to be estimable and probable if the repayment period has a longer duration, the Registrant believes that the amount of expense repayment over a period that ends at the end of the third year after the end of the year in which fees were waived or expenses reimbursed is neither estimable nor probable.
Comment 5:  The Staff notes that the Fund’s principal investment strategies refer to “collateralized put options on U.S. indices, including the S&P 500 Index and other indices in the S&P 500 suite of indices…”  If the Fund will have material investment exposure to indices other than the S&P 500 Index, please disclose those indices in the principal investment strategy.
Response:  The Fund acknowledges the Staff’s comment but does not believe changes to the disclosure are necessary.
Comment 6:  Please consider including an example explaining the impact of the Fund’s strategy of writing put options on the S&P 500 Index using definitive language, such as describing when and how the Fund’s strategy is likely to experience gains and losses.
Response:  The Fund has added the following disclosure to its principal investment strategy:
As an example, it is anticipated when the Fund writes a put option on the S&P 500 Index at a specific strike price and the S&P 500 goes above that strike price and the option is not exercised (i.e., in a rising market), the premium collected may be less than the S&P 500’s gains depending on the amount of the premium and the S&P 500’s gains.  Conversely, it is anticipated when the Fund writes a put option on the S&P 500 Index at a specific strike price and the S&P 500 goes below that strike price and the option is exercised (i.e., in a falling market), the premium collected may offset all or a portion of the S&P 500’s losses depending on the amount of the premium and the S&P 500’s losses.   Finally, it is anticipated when the Fund writes a put option on the S&P 500 Index at a specific strike price and the S&P 500 stays at that

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 13, 2023

strike price and the option is not exercised (i.e., in a flat market), the Fund would keep the premium collected.
Comment 7: In the “Principal Investment Risks” section, the Fund’s risks are presented in alphabetical order.  Please consider ordering the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.  See ADI 2019-08 - Improving Principal Risks Disclosure.
Response: While the Registrant respects the Staff’s view on principal risk disclosure, the Registrant believes the presentation of risks meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.  The Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund.  Furthermore, the Fund notes that ADI-2019-08, which discussed open-end fund disclosure under Form N-1A, states clearly that the update is not a rule, regulation or statement of the Commission.
The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow.  The Registrant notes, for example, that in 2020, the markets experienced extreme volatility by the onset of the COVID-19 pandemic, an event that, only a few months before, no one would have thought to list as among the risks “most likely” to impact market returns or “associated with investment in the Registrant” or a similar investment company.  Under these circumstances, it would have been impossible to prioritize risks of investing in the Fund before the pandemic in a manner that properly took into consideration the global consequences of the pandemic.
The Registrant additionally refers the Staff to the below disclosure included in the Principal Investment Risks section for the Fund:
The actual risk exposure taken by the Fund in its investment program will vary over time, depending on various factors including the Portfolio Managers’ evaluation of issuer, political, regulatory, market, or economic developments. . . .
Each of the following risks, which are described in alphabetical order and not in order of any presumed importance, can significantly affect the Fund’s performance.  The relative importance of, or potential exposure as a result of, each of these risks will vary based on market and other investment-specific considerations.
In addition, the Fund discloses certain principal investment risks that it views as essentially operational (specifically “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk,”) in a separate sub-section at the end of the “Principal Investment Risks” section in order to better highlight the market-related investment risks that are specific to the Fund’s strategy.

Comment 8:  The Staff notes that the “Variable and Floating Rate Instruments Risk” disclosure refers to interests in bank loans.  If investments in bank loans or interests in bank loans are a principal

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 13, 2023

investment strategy of the Fund, please disclose that strategy and also include distinct risk disclosure relating to such strategy.
Response: The reference to interests in bank loans has been removed from the risk disclosure identified in the comment.
Comment 9:  Please explain in correspondence the material differences, if any, in the Fund’s strategy and performance from those of its predecessor fund.
Response:  The Fund’s strategy will be the same as its predecessor fund and the Fund’s performance is expected to be substantially similar except for differences due to the Fund’s lower expenses compared to the predecessor fund.
Comment 10:  The Staff notes that the Prospectus states that “[t]he Fund may change its goal without shareholder approval…”  Please state whether the Fund has a policy to provide notice to its shareholders of a change in its goal and, if so, disclose such policy.
Response:  Generally, the Fund would attempt to provide notice to shareholders prior to changing its goal; however, there may be times when the Fund is not able to provide notice prior to implementing the change. If this occurs, the Fund will provide notice concurrently with the change in its goal.

SAI
Comment 11:  With respect to the Fund’s fundamental policy on industry concentration, please clarify in the disclosure what is meant by the italicized portion of the following statement: “[t]he Fund may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry except as permitted by…”  In particular, please disclose whether the Fund actually has a policy to concentrate or does not have such a policy.
Response:  The Registrant believes that the current disclosure already makes clear the Fund does not intend to concentrate in any industry.  In addition, the language is intended to account for any changes in the interpretation of concentration either from the SEC or the SEC staff without requiring the Fund’s Board or shareholders to take any further action.
Comment 12:  With respect to the Fund’s fundamental policy on industry concentration, please clarify that while securities of foreign governments and investments in the sovereign debt of a single country are not considered an industry, they are not exempt from being counted for purposes of determining compliance with the policy on industry concentration.
Response: The Registrant believes the current disclosure in the SAI discussing the Fund’s fundamental policy on industry concentration does not indicate that securities of foreign governments or investments in the sovereign debt of a single country are exempt from being counted for purposes of determining compliance with the policy on industry concentration.  The Registrant confirms that while

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 13, 2023

securities of foreign governments are not considered an industry they will not be exempt from being counted for purposes of determining compliance with the policy on industry concentration.
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If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com.  Thank you for your attention to these matters.
Sincerely,

/s/ Franklin Na
Franklin Na